FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of September & October 2004

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases:  December 1, 2005, January 26, 2006, and February 10, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule   12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: March 15, 2006	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

January 26, 2006	Trading Symbol TSX VE: GGC

Development of the Nazareno Zone

at La Guitarra Mine

James McDonald, P Geo., President of Genco Resources Ltd. (TSX-Venture Exchange GGC) announces that a decision was reached by the Company’s Board of Directors on January 24, 2006 to proceed with the development of the Nazareno Zone at La Guitarra Mine.

Initial Nazareno Development

The first stage of development will be the construction of a 300 metre development drift and two 100 metre cross cuts to allow for underground exploration and diamond drilling of the four currently known vein sets in the Nazareno vein swarm. The work program will test the previously defined resource with the objective of increasing the mineral reserve and also open the area for future production.

Permitting is currently being finalized and it is expected that drifting will commence in the next 30 days. Development and exploration work is expected to continue throughout calendar 2006.

The Nazareno Zone

The Nazareno vein swarm is located in the El Coloso Region of the Company’s claim area approximately 3.5 kilometres northwest of the La Guitarra Mill and approximately two kilometres northwest of the nearest current workings. Development will allow access to the Nazareno vein swarm and possible future access to the parallel Soledad vein.

Highlights from previous drilling by Genco in 2003 include a 4 metre intercept grading 1,102 grams per tonne (gpt) silver in diamond drill hole BDG #NAZ08-03 (see table below and Company News Release dated November 25, 2003).

Hole #	Intercept in Metres	Grams of gold/tonne	Grams silver/tonne
NAZ03-03	0.88	3.55	25
NAZ04-03	1.88	3.44	150
NAZ05-03	1.66	0.11	346
NAZ06-03	4.00	0.27	1102

La Guitarra Mine

La Guitarra Mine is located in the State of Mexico approximately 2.5 hours drive from Mexico City. The mine consists of 7,257 hectares of mineral claims covering the entire Temascaltepec Mining District. The mine has an existing 340 tonne per day mill and extensive mining infrastructure. Since the Company acquired the mine from Luismin, S.A. de C.V. in 2003 it has invested in infrastructure improvement and increasing reserves and production. Production for 12 months ended December 31, 2005 at La Guitarra Mine is shown in the table below.

	Q1	Q2	Q3	Q4	Total 2005
Tonnes Milled	10,596	10,951	11,990	12,387	45,924
Grade – Silver Equivalent (gpt)	764	655	614	615	659
Ounces Silver	93,516	107,428	93,964	136,729	431,637
Ounces Gold	2,238	1,863	1,895	1,278	7,274
Ounces Silver Equivalent	230,615	218,016	211,074	208,754	868,457

Incentive Stock Options

The Company has issued incentive stock options to various directors, officers, consultants and employees of the Company and its wholly owned subsidiary Servicios Para la Industria Minera, S.A. de C.V. The options are exercisable to purchase 1,156,845 shares for a period of five years at an exercise price of $2.00 per share.

For further information:  604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America.  The securities have not been and will not be registered under the United States Securities Act of 1933 (the U.S. Securities Act) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 550 – 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2

Tel:  (604) 682-2205 Fax:  (604) 682-2235 www.gencoresources.com

GGC (TSX Venture Exchange)

CODE OF ETHICS

The Board of Directors (the “Board”) of GENCO RESOURCES LTD. (the “Corporation”) has adopted the following Code of Ethics (the “Code”) for directors and officers of the Corporation. This purpose of this Code is to:

1.

focus the directors and officers on areas of ethical risk;

2.

provide guidance to directors and officers to help them recognize and deal with ethical issues, including conflicts of interest;

3.

provide mechanisms to report unethical conduct; and

4.

help foster a culture of honesty and accountability, including compliance with applicable governmental and regulatory laws, rules, policies and regulations and full, fair, accurate, timely and understandable disclosure in documents sent or submitted to, or filed with, shareholders and all regulatory authorities.

Each director and officer must comply with both the letter and the spirit of this Code.

No code or policy can anticipate every situation that may arise or replace the thoughtful behaviour of an ethical director and officer. Directors and officers are encouraged to bring to the attention of the Board any questions about particular circumstances that may involve the provisions of this Code.

A.

CONFLICT OF INTEREST

Directors and officers must avoid any conflicts of interest between themselves and the Corporation unless the relationship is approved in advance by the Board. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Corporation, should be disclosed promptly to the Board. A “conflict of interest” can occur when:

1.

A director's or officer’s personal interests are, or may appear to be, adverse to the Corporation’s interests; or

2.

A director or officer, or a member of their immediate family, receives personal benefits, other than through regular remuneration as a director, officer or employee of, or consultant to, the Corporation, as a result of their position as a director of officer of the Corporation.

Some of the more common conflicts which directors and officers should avoid are listed below:

a.       Relationship of Corporation with Third Parties

Directors and officers may not receive a personal benefit from someone seeking to do business, or to retain existing business, with the Corporation unless first approved by the Board. A director shall not participate in the making of any decision of the Board involving another firm or company with which the director is affiliated.

b.        Compensation from Sources other than the Corporation

Directors and officers may not accept compensation in any form for services performed for the Corporation from any source other than the Corporation unless approved by the Board.

c.         Gifts

Directors and officers may not offer, give or receive gifts from parties dealing with the Corporation where such gift is being made in order to influence the officer’s actions or the director’s actions as a member of the Board, or where acceptance of the gifts could create the appearance of a conflict of interest.

d.        Personal Use of the Corporation’s Assets

Directors and officers may not use the Corporation’s assets, labour or information for personal use unless first approved by the Board, or as part of a compensation or expense reimbursement program available to all directors or officers.

B.

CORPORATE OPPORTUNITIES

Directors and officers are prohibited from:

1.

Taking for themselves or their companies opportunities discovered through the use of Corporation’s property (which includes information) or their position as a director or officer;

2.

Using the Corporation's property or information for personal gain; or

3.

Competing with the Corporation for business opportunities. However, if the Corporation's disinterested directors determine that the Corporation will not pursue an opportunity that relates to the Corporation's business, a director or officer may then do so.

     C.     CONFIDENTIALITY

Directors and officers must maintain the confidentiality of information entrusted to them by the Corporation and any other confidential information about the Corporation that comes to them, from whatever source, in their capacity as a director or officer, except when disclosure is authorized by the Board or legally required.

For purposes of this Code, “confidential information” includes all non-public information relating to the Corporation.

     D.     COMPLIANCE WITH LAWS, RULES AND REGULATIONS; FAIR DEALING

Directors and officers must comply, and oversee compliance by employees, officers and other directors and officers, with all laws, rules, policies, orders and regulations applicable to the Corporation, including insider trading laws.

Directors and officers must deal fairly, and must oversee fair dealing by employees and officers, with the Corporation's customers, suppliers, competitors and employees.

     E.    ENCOURAGING THE REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOUR

Directors and officers should promote ethical behaviour and take steps to ensure the Corporation:

1.

Encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation.

2.

Encourages employees to report to appropriate personnel any violations of laws, rules, policies, orders and regulations applicable to the Corporation or of this Code.

3.

Informs employees that the Corporation will not allow retaliation for reports made in good faith.

     F.     COMPLIANCE STANDARDS

Directors and officers should communicate any suspected violations of this Code promptly to the Board. Violations will be investigated by the Board or by persons designated by the Board, and appropriate action will be taken in the event of any violations of this Code.

     G.    WAIVER OF CODE OF BUSINESS CONDUCT AND ETHICS

Any waivers of this Code may be made only by the Board.

ALTERNATIVE MONTHLY REPORT UNDER

PART 4 OF NATIONAL INSTRUMENT 62-103

Reporting Issuer:

Genco Resources Ltd. (“Issuer”)

Report for the end of:

January 2006

(a)  Name and address of the eligible institutional investor:

       RAB Special Situations (Master) Fund Limited (“Special Situations”)

       P.O. Box 908 GT

      Walker House Mary Street

      George Town, Cayman Islands

(b)  Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities,

since the last report filed by the eligible institutional investor under Part 4 or the early warning requirement s:

Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net decrease in Special Situations’ holdings of 2,500,000 common shares (“Shares”) of the

Issuer representing a net decrease of 9.06% in Special Situations’ securityholding percentage for that class of the Issuer’s securities.

(c)  Designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made:

       Special Situations holds 2,500,000 warrants (“Warrants”) of the Issuer. The Warrants represent approximately 8.79% of the issued and outstanding Shares of the Issuer on a partially diluted basis (assuming exercise in full of all convertible securities of the Issuer held by Special Situations) (“Partially Diluted Basis”).

(d)  Designation and number or principal amount of securities and the percentage of out standing securities referred to in paragraph (c) (above) over which:

(i) the eligible institutional investor, either alone or together with any joint actors,

has ownership and control:

See section (c) above.

(ii) the eligible institutional investor, either alone or together with any joint actors,

has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

Not applicable.

(iii) the eligible institutional investor, either alone or together with any joint actors,

      has exclusive or shared control but does not have ownership:

      Not applicable.

(e)  Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intent ion to acquire ownership of, or control over, additional securities of the reporting issuer:

Special Situations disposed of the Shares for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer’ s securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f)  General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report , including agreement s with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g)  Names of any joint actors required in connect ion with this report :

       Not applicable.

(h)  Descript ion of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirement s or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

(i)  Eligibility to file report s under Part 4 in respect of the reporting issuer:

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting

System of National Instrument 62-103.

DATED this 10th day of February 2006.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By:__(signed)“_ Joseph_ Jayaraj”

Name: Joseph Jayaraj

Title: Manager – Legal & Corporate